Exhibit 6

J. OBIE STRICKLER OF GROWN ROGUE TO FILE EARLY WARNING REPORT

MEDFORD, OR - February 8, 2021 - Mr. J. Obie Strickler, President and Chief Executive Officer of Grown Rogue International Inc. (the “Issuer”), will file an early warning report advising of his acquisition of 1,600,000 units (“Units”) of the Issuer.

Mr. Strickler subscribed for a total of 1,600,000 Units, at a price of $0.16 per Unit, for a total subscription of $256,000. Each Unit is comprised of one common share of the Issuer (each a “Common Share”) and one Common Share purchase warrant (each a “Warrant”), each Warrant entitling Mr. Strickler to acquire one additional Common Share until February 5, 2023 at a price of $0.20 per Common Share. The Issuer has the right to accelerate the expiry date of the Warrants to thirty days following written notice to Mr. Strickler if the closing market price of the Common Shares is at or above $0.32 per Common Share for a period of ten consecutive trading days.

Early Warning Disclosure Pursuant to National Instrument 62-103

Immediately prior to completion of the offering, Mr. Strickler held 29,418,766 Common Shares and controlled 500,000 stock options of the Issuer (the “Options”), representing approximately 26.78% of the issued and outstanding Common Shares on a non-diluted basis and approximately 27.11% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise of the all of the Options controlled by Mr. Strickler.

Pursuant to the offering which was completed on February 5, 2021, Mr. Strickler acquired 1,600,000 Common Shares and 1,600,000 Warrants. Mr. Strickler now beneficially owns or controls 31,018,766 Common Shares, 1,600,000 Warrants and 500,000 Options, representing approximately 26.27% of the issued and outstanding Common Shares on a non-diluted basis and approximately 27.56% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise of the all of the Warrants and Options held and controlled by Mr. Strickler.

The Common Shares and Warrants of the Issuer were acquired for investment purposes. Presently, Mr. Strickler has no intention of acquiring any securities of the Issuer. Mr. Strickler may acquire ownership of or control over further securities of the Issuer in the future depending upon market circumstances. Increase or decrease in ownership of securities of the Issuer will depend on numerous conditions, including the price of the Common Shares and general market conditions.

This news release is issued pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues of the Canadian Securities Administrators, which also requires an early warning report to be filed with the applicable securities regulators containing additional information with respect to the foregoing matters. A copy of the early warning report can be obtained by contacting Mr. Strickler at do Grown Rogue International Inc., 340 Richmond Street West, Toronto, Ontario, M5V 1X2. A copy of the early warning report in connection with the foregoing will appear under the Issuer’s profile on SEDAR (www.sedar.com).

J. Obie Strickler

obie@grownrogue.com